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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

March 26, 2010

Re:	First Wind Holdings Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 5 to the above-referenced Registration Statement on Form S-1.  Enclosed herewith for your convenience is a copy of Amendment No. 5, and a copy marked against Amendment No. 3 (Amendment No. 4, which the Company filed on March 11, 2010, did not amend the prospectus forming a part of the Registration Statement as it was made solely for the purpose of filing the exhibits indicated therein).

Set forth below are the Company’s responses to the comments contained in the letter dated February 24, 2010 to the Company from the Staff of the Division of Corporation Finance.  For your convenience, the text of the Staff’s comments is reproduced below, in bold, preceding each response.  Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.  Page references below (other than those contained in the Staff’s reproduced comments) refer to Amendment No. 5.

The Reorganization and Our Holding Company Structure, page 7

1.                                      We note the reference on page 152 to individuals who are members of the board of management of First Wind Holdings, LLC. Please identify these individuals and their role at First Wind Holdings, LLC. Describe the functions that this board performs.

Response:  Upon consummation of the offering, First Wind Holdings, LLC will be the Company’s principal subsidiary.  As sole managing member of First Wind Holdings, LLC, the Company will manage First Wind Holdings, LLC. We have revised the disclosure to clarify this. See page 7.

Industry, page 84

2.                                      We acknowledge receipt of your updated source materials. We will present comments, if any, on the source materials sent to us on December 28, 2009 and February 12, 2010 at a subsequent date.

Response: The Company acknowledges the Staff’s comment.

Business, page 95

How We Classify Our Projects, page 109

3.                                      We reviewed your response to comment 21 in our letter dated January 21, 2010 and reissue this comment in part. Your disclosure states that you classify projects based on their stage of development as (1) operating/ under-construction, (2) Tier 1 and (3) Tier 2; however, on your website you classify projects as (1) operating, (2) in construction and (3) development. It continues to be unclear to us why you classify your projects differently in your prospectus than you do on your website. Please revise your website or prospectus, as appropriate, or advise.

Response: The Company has revised its website to classify its projects consistent with the classification used in the Registration Statement.

Suppliers, page 116

4.                                      We reviewed your response to comment 23 in our letter dated January 21, 2010 and note the statement in your response that you “have not reached any cap for liquidated damages for any warranty payments owed” to you. With a view toward disclosure, please tell us whether you are approaching the caps in any of your turbine warranty agreements.

Response:  The Company is not close to reaching the caps in any of its turbine warranty agreements.

Executive Compensation, page 129

General

5.                                      We note the footnote disclosure to your summary compensation table that the compensation committee has not yet approved bonuses for 2009. In addition to the comments set forth below, we may have further comment once you have revised your disclosure under this heading to reflect the non-equity incentive plan compensation for fiscal year 2009.

Response: We have revised the disclosure referenced in the Staff’s comment on page 137 to indicate that the compensation committee approved the bonuses in February 2010.

Annual Cash Bonuses / Non-Equity Incentive Plans, page 134

6.                                      We reviewed your response to comment 25 in our letter dated January 21, 2010 and reissue this comment in part. As previously requested, please provide a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn annual cash bonuses. In this regard, please disclose how the compensation committee determined whether the company-wide targets were achieved, including a more detailed discussion of the following targets and how actual company performance in 2009 compared to these goals:

•                  Project EBITDA;

•                  the 2009 historical capital necessary to execute the 2009 business plan; and

•                  the targeted completion date and budget for the 2009 wind energy projects.

In addition, please tell us how the compensation committee measures achievement of the company-wide goal of preparing the company for an initial public offering with respect to forecasting and reporting capabilities, corporate governance, processes and policies. You may wish to use a chart or similar presentation for this information. Refer to Item 402(b)(2)(v) of Regulation S-K. Please also disclose any targets that have been set for 2010 compensation amounts, or tell us why those targets do not affect a fair understanding of the compensation for the last fiscal year for your named executive officers. Refer to Instruction 2 to Item 402(b).

Response: We have revised the disclosure referenced in the Staff’s comment beginning on page 131.  The Company notes that 2010 target information is neither related to nor in any way material to an understanding of 2009 compensation decisions.

7.                                      We note your disclosure that the “annual cash incentive plan for [your] Named Executive Officers provides for cash bonuses with a target bonus based upon a percentage of the executive officer’s base salary” and that this “percentage is generally between 50% and 100% of base salary, but may be modified by the Compensation Committee from time to time depending upon the executive’s role and contribution level and/or the incentive objectives of the company.” You also disclose that “[in] general, the bonuses for 2009 for [your] Named Executive Officers were determined by performance measured against both company and individual goals and objectives.”  Please disclose how the compensation committee weighs the achievement of company-wide goals as compared to individual goals in determining the actual bonuses to be awarded to your named executive officers.  Please also disclose whether the compensation committee has further allocated the “between 50% and 100% of base salary” amount between company-wide goals and individual goals.

Response: We have revised the disclosure referenced in the Staff’s comment beginning on page 131.

8.                                      We note your discussion regarding Mr. Wilson’s sign-on bonus of $500,000. Please also discuss Mr. Alvarez’s $150,000 bonus.

Response:  We have revised the disclosure referenced in the Staff’s comment on page 133.

Grants of Plan-Based Awards, page 139

9.                                      We note that the compensation committee awarded your named executive officers an aggregate of 5,483,107 Series B Units in 2009 and 7,988,489 Series B-5 Units in January 2010. Please enhance your disclosure under the heading “Long-Term Equity Incentive Compensation” on page 136 to discuss any quantitative factors considered by the compensation committee in determining the number of units to be awarded. Please also discuss how the compensation committee determined when these awards should be made.

Response: We have revised the disclosure referenced in the Staff’s comment beginning on page 134.

Certain Relationships and Related Party Transactions, page 152

10.                               We note that in response to comment 31 in our letter dated January 21, 2010, you removed the paragraph relating the 2006 Series A Unit issuances. However, you also deleted the description of the Unit Redemption Agreement, as amended in December 2008, that provides for cash payments remaining of up to $4.5 million to UPC Wind Partners II, LLC. Please include this related party transaction or advise why this disclosure is not required.

Response:  Amendment No. 5 has been revised to provide the requested disclosure.  We note that the remaining $4.5 million cash payment was made in March 2010.  Please see page 152.

Item 15. Recent Sales of Unregistered Securities, II-2

11.                               We note your response to comment 44 in our letter dated January 21, 2010. Please tell us in greater detail the basis for your conclusion that Item 701 disclosure is not required for the unregistered sale of equity interests to Stanton Equity Trading Delaware LLC with respect to your Milford I project.

Response:  Item 701 of Regulation S-K requires the disclosure of certain information with respect to the sale of all securities of the registrant sold by the registrant within the past three years that were not registered under the Securities Act. The securities sold in connection with the tax equity financing with Stanton Equity Trading Delaware LLC for the Company’s Milford I project were issued by Milford Wind Partners, LLC, and are not securities of the registrant (First Wind Holdings Inc.) or First Wind Holdings, LLC, for which the Company has elected to provide Item 701 information under Item 15 in light of the fact that First Wind Holdings Inc. has not yet commenced operations and had no activities except in connection with its formation.  Because the securities sold were of Milford Wind Partners, LLC, an indirect subsidiary of First Wind Holdings, LLC, we respectfully submit that no disclosure regarding the sale of equity interests of Milford Wind Partners, LLC is required in Item 15.

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:

Catherine Brown
Staff Attorney

Brigitte Lippmann
Special Counsel

James Allegretto
Senior Assistant Chief Accountant

Adam Phippen
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission

Paul Gaynor

Paul H. Wilson, Jr.
First Wind Holdings Inc.

Elisabeth M. Martin
Kirkland & Ellis LLP